UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
CAMERON INTERNATIONAL CORPORATION RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:
CAMERON INTERNATIONAL CORPORATION
1333 West Loop South, Suite 1700
Houston, Texas 77027

Financial Statements and Supplemental Schedules

Cameron International Corporation Retirement Savings Plan
As of December 31, 2009 and 2008 and for the year ended December 31, 2009

Cameron International Corporation Retirement Savings Plan

Financial Statements and Supplemental Schedules

As of December 31, 2009 and 2008 and for the year ended December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm – MFR, P.C.	4

Audited Financial Statements

Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7

Supplemental Schedules

Schedule G, Part III, Nonexempt Tansactions	19

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	20

Signature	21

Consent of Independent Registered Public Accounting Firm - MFR, P.C.	23

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Plans Administration Committee
Cameron International Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Cameron International Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of nonexempt transactions for the year ended December 31, 2009 and assets (held at end of year) as of December 31, 2009 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2009 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MFR, P.C.

Houston, Texas
June 29, 2010

Cameron International Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008

Assets:
Employer contributions receivable	$3,244,982	$3,298,343
Employee contributions receivable	1,302	308
Investments:
Participant loans	13,033,947	12,274,083
Plan interest in the Cameron International Corporation Master Trust	668,654,961	451,555,625
Net assets reflecting all investments at fair value	684,935,192	467,128,359

Adjustment from fair value to contract value for interest in Cameron International Corporation Master Trust relating to fully benefit-responsive investment contracts	(3,904,932)	929,042

Net assets available for benefits	$681,030,260	$468,057,401

The accompanying notes are an integral part of these statements.

Cameron International Corporation Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions:
Employer contributions	$36,268,010
Employee contributions	32,903,030
Rollovers	1,695,508
Advances for future employer contributions	5,079,078
Interest from participant loans	843,121
Net investment income from the Cameron International Corporation Master Trust	184,954,133
Other income	284,133
Total additions	262,027,013

Deductions:
Administrative fees	(514,787)
Benefits paid to participants	(48,539,367)
Total deductions	(49,054,154)

Net increase in net assets available for benefits	212,972,859

Net assets available for benefits at: Beginning of year	468,057,401
End of year	$681,030,260

The accompanying notes are an integral part of these statements.

Cameron International Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

The Cameron International Corporation Retirement Savings Plan (the “Plan”) is a contributory, defined contribution plan sponsored by Cameron International Corporation (the “Company”) with cash or deferred provisions as described in Section 401(k) of the Internal Revenue Code (“IRC”). All employees of the Company and its affiliated subsidiaries (except those covered by a collective bargaining agreement) that have adopted the Plan are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan participants can elect to make pretax contributions to the Plan of 1% to 50% of their compensation each payroll period not to exceed the annual limit specified by section 402(g) of the IRC.  The Company matches 100% of the employee contributions up to a maximum of 6% and provides an additional nondiscretionary retirement contribution equal to 3% of each eligible employee’s pay.

Effective January 1, 2008, the Plan's sponsor approved an annual profit sharing contribution for certain union employees of two plants who are not eligible for the retirement contribution.  Amounts contributed in the 2009 and 2008 Plan years but paid in 2010 and 2009 were $67,381 and $95,482, respectively.

Participants are 100% vested in the Company’s matching contributions.  Retirement and profit sharing contributions become 100% vested upon completion of three years of service.  Contributions are allocated among the fund options based on employee elections. Amounts which are forfeited due to termination of employment reduce the future retirement contributions of the Company. In 2009, forfeited nonvested accounts totaling $984,421 were used to reduce employer contributions.

Participants who attain age 50 during the Plan year and who have made the maximum permitted contributions to the Plan for such Plan year may also make additional “catch-up contributions” limited to a specified amount each year.  Catch-up contributions are 100% vested and are eligible for safe harbor matching contributions to the extent the catch-up contributions fall within the Plan’s regular matching contribution formula.

Any participant who is receiving compensation other than severance pay from the Company and who has not had an outstanding loan from the Plan for at least one month may apply for a loan from the Plan. Any loan granted to such a participant shall be deemed an investment made for such participant’s benefit and shall be held and reflected in the separate accounts of such participant as a charge against their account for the principal amount of the loan. The interest rate charged on the loan is a fixed rate for the term of the loan as determined by the Company in the year of issuance.  Loans may be made for up to five years, unless the loan is for the purchase of a primary residence, in which case the loan may extend for up to ten years from issuance.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their retirement and profit sharing contributions.

More detailed information about the Plan, including the funding, vesting and benefit provisions, is contained in the Summary Plan Description. A copy of this pamphlet is available at the Company’s corporate office.

2. Significant Accounting Policies

Accounting Principles

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

As required under generally accepted accounting principles, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

Employer matching, retirement and profit sharing contributions and employee contributions are recorded in the period in which the related employee services are rendered.

Benefit payments to participants are recorded upon distribution.

Investments

The Plan’s investments are held in the Cameron International Corporation Master Trust (“Master Trust”) and participant loans.  The Charles Schwab Corporation serves as trustee of the Master Trust.  The Plan participates in only certain investment accounts of the Master Trust. The fair value of the Plan’s interest in the Master Trust is based on the specific interests that it has in each of the underlying participant-directed investment accounts.

The following is a summary of those investment accounts and the Plan’s beneficial interest in those investment accounts as of December 31, 2009 and 2008.

	Beneficial Interest at
	December 31,
	2009	2008

Cameron International Stock Fund	98.76%	98.90%
PRIMCO Stable Value Fund	95.91	96.37
PIMCO Total Return Administrative Shares Fund	96.10	95.90
American Funds Washington Mutual Investors Fund/A	95.88	95.78
Franklin Balance Sheet Investment Fund/A	96.23	96.23
Lord Abbett Developing Growth Fund/A	94.88	95.08
American Funds EuroPacific Growth Fund/A	94.75	94.73
Real Estate Fund	0.00	100.00
State Street S&P 500 Index Fund	97.97	97.40
American Funds Growth Fund of America/A	96.87	96.99

Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded as of the ex-dividend date.

The Plan adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements, effective January 1, 2008.  This guidance establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  Level 2 measurements include observable inputs other than quoted prices in active markets for identical assets and liabilities.

2. Significant Accounting Policies (continued)

Investments (continued)

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual and money market funds are valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective trusts are valued at the unit of participation value of shares held by the Plan at year end.

Participant loans consist of monies borrowed by participants from their account balances in the Master Trust funds. Repayments of principal and interest are allocated to the participants’ account balances in the Master Trust funds based on the participants’ current investment elections. Participant loans are reported at their current outstanding principal balance, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although management of the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the investments of the Master Trust and participant loans as of December 31, 2009:

	Investments at Fair Value at December 31, 2009
	Level 1	Level 2	Level 3	Total
Master Trust Investments:
Money market funds	$5,675,382	$93,238	$-	$5,768,620
Mutual funds:
Equity funds	254,993,041	-	-	254,993,041
Bond fund	87,953,540	-	-	87,953,540
Common stocks	211,395,391	-	-	211,395,391
Collective trusts:
Money market fund	4,607,009	-	-	4,607,009
Equity index fund	-	23,782,477	-	23,782,477
Bond funds	-	103,863,654	91,558	103,955,212
Total Master Trust investments at fair value	564,624,363	127,739,369	91,558	692,455,290

Non-Master Trust Investments:
Participant loans	-	-	13,033,947	13,033,947
Total investments at fair value	$564,624,363	$127,739,369	$13,125,505	$705,489,237

2. Significant Accounting Policies (continued)

Investments (continued)

The following table sets forth by level, within the fair value hierarchy, the investments of the Master Trust and participant loans as of December 31, 2008:

	Investments at Fair Value at December 31, 2008
	Level 1	Level 2	Level 3	Total
Master Trust Investments:
Money market funds	$8,528,290	$146,102	$-	$8,674,392
Mutual funds	246,312,814	-	-	246,312,814
Common stocks	105,846,256	-	-	105,846,256
Collective trusts	-	107,017,862	158,865	107,176,727
Total Master Trust investments at fair value	360,687,360	107,163,964	158,865	468,010,189

Non-Master Trust Investments:
Participant loans	-	-	12,274,083	12,274,083
Total investments at fair value	$360,687,360	$107,163,964	$12,432,948	$480,284,272

The table below sets forth a summary of changes in the fair value of the Master Trust and Plan’s Level 3 investments for the year ended December 31, 2009:

	Wrapper ontracts in collective trusts	Participant loans
Balance at beginning of year	$158,865	$12,274,083
Interest income	-	843,121
Depreciation/unrealized loss	(67,307)	-
New participant loans	-	7,142,372
Payments on participant loans	-	(5,874,568)
Loan distributions and other	-	(1,351,061)
Balance at end of year	$91,558	$13,033,947

The PRIMCO Stable Value Fund (“Stable Value Fund”) is a master trust investment account managed by AMVESCAP National Trust Company, an affiliate of INVESCO Institutional (N.A.), Inc., the trustee of the INVESCO Group Trust for Retirement Savings, a Common Collective Trust, in which the assets of multiple qualified plans are invested. The Stable Value Fund invests in actively managed synthetic bank and insurance company investment contracts (“SICs”) and in guaranteed investment contracts (“GICs”). These contracts have varying yields and maturity dates and are fully benefit responsive. These contracts are stated at contract value which represents cost plus accrued income. The fair value of the GICs has been estimated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Individual assets of the SICs are valued at representative quoted market prices. The fair value of the wrap contracts for the SICs is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end.

Although it is management’s intention to hold the investment contracts until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

Risk and Uncertainties.

The Master Trust provides for various investments which, in general, are exposed to interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and individual participant account balances.

3. Separate Investment Accounts of the Cameron International Corporation Master Trust

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, participant loan transactions, benefit payments and certain administrative expenses) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets. The Master Trust includes assets of other employee benefit plans in addition to this Plan.

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

December 31, 2009	(a) Cameron International Stock Fund	American Funds Washington Mutual Investors Fund/A	(b) PRIMCO Stable Value Fund	American Funds Growth Fund of America /A	State Street S&P 500 Index Fund	Fidelity Growth Company Fund	PIMCO Total Return Administrative Shares Fund	Franklin Balance Sheet Investment Fund/A	Lord Abbett Developing Growth Fund/A	American Funds EuroPacific Growth Fund/A	Total

Assets:
Cash	$7,429,602	$–	$–	$–	$–	$–	$–	$–	$–	$–	$7,429,602
Net unsettled sales of investments	442,227	–	–	–	–	–	–	–	–	–	442,227
Income receivable	3,312,222	–	–	–	–	–	–	–	–	–	3,312,222
Investments at fair value as determined by quoted market prices:
Money market funds	93,238	–	–	–	–	–	–	–	–	–	93,238
Cameron Interna-tional Corpora-tion Common Stock	211,395,391	–	–	–	–	–	–	–	–	–	211,395,391
American Funds Washing-ton Mutual Investors Fund/A	–	70,555,442	–	–	–	–	–	–	–	–	70,555,442
American Funds Growth Fund of America/ A	–	–	–	56,814,629	–	–	–	–	–	–	56,814,629
Fidelity Institu-tional Money Market	5,675,382	–	4,607,009	–	–	–	–	–	–	–	10,282,391
Fidelity Growth Company Fund	–	–	–	–	–	1,992,613	–	–	–	–	1,992,613
PIMCO Total Return Adminis-trative Shares Fund	–	–	–	–	–	–	87,953,540	–	–	–	87,953,540
Franklin Balance Sheet Invest-ment Fund/A	–	–	–	–	–	–	–	46,663,733	–	–	46,663,733
Lord Abbett Develop-ing Growth Fund/A	–	–	–	–	–	–	–	–	29,724,328	–	29,724,328
American Funds Euro-Pacific Growth Fund/A	–	–	–	–	–	–	–	–	–	49,242,296	49,242,296
Investments at estimated fair value:
State Street S&P 500 Index Fund	–	–	–	–	23,782,477	–	–	–	–	–	23,782,477
INVESCO Group Trust for Retire-ment Savings:
Investments	–	–	103,863,654		–	–	–	–	–	–	103,863,654
Wrapper con-tracts	–	–	91,558	–	–	–	–	–	–	–	91,558
Total investments	217,164,011	70,555,442	108,562,221	56,814,629	23,782,477	1,992,613	87,953,540	46,663,733	29,724,328	49,242,296	692,455,290
Total assets	228,348,062	70,555,442	108,562,221	56,814,629	23,782,477	1,992,613	87,953,540	46,663,733	29,724,328	49,242,296	703,639,341

Liabilities:
Other payables	1,273,220	–	–	–	–	–	–	–	–	–	1,273,220
Net unsettled purchases of investments	6,838,109	–	–	–	–	–	–	–	–	–	6,838,109
Net assets reflecting all investments at fair value	220,236,733	70,555,442	108,562,221	56,814,629	23,782,477	1,992,613	87,953,540	46,663,733	29,724,328	49,242,296	695,528,012

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	–	–	(4,039,011)	–	–	–	–	–	–	–	(4,039,011)
Net assets available to participating plans	$220,236,733	$70,555,442	$104,523,210	$56,814,629	$23,782,477	$1,992,613	$87,953,540	$46,663,733	$29,724,328	$49,242,296	$691,489,001

(a)  Includes $5,079,078 of non-participant directed investments, all relating to the Plan.
(b)  Includes $208,843 of non-participant directed investments of which $207,336 relates to the Plan.

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

December 31, 2008	Cameron International Stock Fund	American Funds Washington Mutual Investors Fund/A	PRIMCO Stable Value Fund	American Funds Growth Fund of America/A	Real Estate Fund	State Street S&P 500 Index Fund	Fidelity Growth Company Fund	PIMCO Total Return Administrative Shares Fund	Franklin Balance Sheet Investment Fund/A	Lord Abbett Developing Growth Fund/A	American Funds EuroPacific Growth Fund/A	Total

Assets:
Cash	$138,639	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$138,639
Net unsettled sales of investments	262,531	–	–	–	–	–	–	–	–	–	–	262,531
Income receivable	3,370,166	–	–	–	–	–	–	–	–	–	–	3,370,166
Investments at fair value as determined by quoted market prices:
Money market funds	838,686	–	–	–	639,695	–	–	–	–	–	–	1,478,381
Cash Manage-ment Trust of America	–	–	7,196,011	–	–	–	–	–	–	–	–	7,196,011
Cameron Interna-tional Corpora-tion Common Stock	105,846,256	–	–	–	–	–	–	–	–	–	–	105,846,256
American Funds Washing-ton Mutual Investors Fund/A	–	50,077,617	–	–	–	–	–	–	–	–	–	50,077,617
American Fund Growth Fund of America/ A	–	–	–	37,384,953	–	–	–	–	–	–	–	37,384,953
Fidelity Growth Company Fund	–	–	–	–	–	–	1,444,468	–	–	–	–	1,444,468
PIMCO Total Return Adminis-trative Shares Fund	–	–	–	–	–	–	–	75,561,371	–	–	–	75,561,371
Franklin Balance Sheet Invest-ment Fund/A	–	–	–	–	–	–	–	–	31,968,506	–	–	31,968,506
Lord Abbett Developing Growth Fund/A	–	–	–	–	–	–	–	–	–	17,882,427	–	17,882,427
American Funds Euro-Pacific Growth Fund/A	–	–	–	–	–	–	–	–	–	–	31,993,472	31,993,472
Investments at estimated fair value:
State Street S&P 500 Index Fund	–	–	–	–	–	18,620,246	–	–	–	–	–	18,620,246
INVESCO Group Trust for Retire-ment Savings:
Investments	–	–	88,397,616	–	–	–	–	–	–	–	–	88,397,616
Wrapper con-tracts	–	–	158,865	–	–	–	–	–	–	–	–	158,865
Total investments	106,684,942	50,077,617	95,752,492	37,384,953	639,695	18,620,246	1,444,468	75,561,371	31,968,506	17,882,427	31,993,472	468,010,189
Total assets	110,456,278	50,077,617	95,752,492	37,384,953	639,695	18,620,246	1,444,468	75,561,371	31,968,506	17,882,427	31,993,472	471,781,525

Liabilities:
Other payables	55,572	–	–	–	–	–	–	–	–	–	–	55,572
Net unsettled purchases of investments	107,811	–	–	–	–	–	–	–	–	–	–	107,811
Net assets reflecting all investments at fair value	110,292,895	50,077,617	95,752,492	37,384,953	639,695	18,620,246	1,444,468	75,561,371	31,968,506	17,882,427	31,993,472	471,618,142

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	–	–	964,019	–	–	–	–	–	–	–	–	964,019
Net assets available to participating plans	$110,292,895	$50,077,617	$96,716,511	$37,384,953	$639,695	$18,620,246	$1,444,468	$75,561,371	$31,968,506	$17,882,427	$31,993,472	$472,582,161

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

Investment income and the net realized and unrealized appreciation in fair value of the investments held throughout the year or bought and sold during the year in the separate investment accounts of the Master Trust are as follows:

Year ended December 31, 2009	Net Appreciation	Interest and Dividends	Total

Cameron International Stock Fund	$113,624,180	$8,225	$113,632,405
Fidelity Growth Company Fund	543,116	3,557	546,673
PRIMCO Stable Value Fund	-	3,735,700	3,735,700
Fidelity Institutional Money Market Fund	-	136	136
PIMCO Total Return Administrative Shares Fund	5,076,012	5,262,030	10,338,042
American Funds Washington Mutual Investors Fund/A	9,526,933	1,863,427	11,390,360
American Funds Growth Fund of America/A	13,612,456	434,033	14,046,489
Franklin Balance Sheet Investment Fund/A	8,183,459	458,354	8,641,813
Lord Abbett Developing Growth Fund/A	9,122,567	-	9,122,567
American Funds EuroPacific Growth Fund/A	12,603,211	784,985	13,388,196
Real Estate Fund	-	186	186
State Street S&P 500 Index Fund	5,042,947	-	5,042,947
	$177,334,881	$12,550,633	$189,885,514

Administrative expenses paid by the Master Trust for the year ended December 31, 2009 totaled $515,556, of which $514,787 has been allocated to the Plan.

Stable Value Fund

Objectives of the Stable Value Fund

The Stable Value Fund’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

Nature of Investment Contracts

To accomplish the objectives outlined above, the Stable Value Fund invests primarily in investment contracts such as GICs and SICs. In a traditional GIC, the issuer takes a deposit from the Stable Value Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Stable Value Fund.

With regard to a SIC, the underlying investments are owned by the Stable Value Fund and held in trust for plan participants. The Stable Value Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Stable Value Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for a wrapper contract include:

•	The level of market interest rates
•	The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract

•	The investment returns generated by the fixed income investments that back the wrapper contract
•	The duration of the underlying investments backing the wrapper contract

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. Over time, the interest crediting rate amortizes the Stable Value Fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Stable Value Fund’s Statement of Net Assets as the “adjustment from fair value to contract value for fully benefit-responsive investment contracts”. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participants’ principal and accrued interest will be protected.

Events That Limit the Ability of the Stable Value Fund to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Company elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

Investments in the PRIMCO Stable Value Fund at December 31, 2009 consisted of the following:

Contract Issuer	Security	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value

Wrapped portfolios:
Bank of America	Wrapper	A+/Aa3		$–	$(905,343)
	INVESCO Multi-Manager Intermediate
	Government/Credit Fund		$17,977,319

ING	Wrapper	A+/A2		24,118	(893,311)
	INVESCO Multi-Manager Short-term Bond Fund		25,447,756

JPMorgan Chase	Wrapper	AA-/Aa1		51,724	(510,213)
	INVESCO Multi-Manager Core Fixed
	Income Fund		15,909,436

Monumental	Wrapper	AA-/A1		–	(24,435)
	Invesco Multi-Manager
	Short-term Bond Fund		2,286,468

Pacific Life Insurance	Wrapper	AA-/A1		15,716	(691,551)
	INVESCO Multi-Manager Short-term Bond Fund		22,030,730

State Street Bank	Wrapper	AA-/Aa2		–	(1,014,158)
	INVESCO Multi-Manager Intermediate
	Government/Credit Fund		20,211,945

Short-term investments:
Fidelity Management	Fidelity Money Market Fund	N/A	4,607,009	-	-
			$108,470,663	$91,558	$(4,039,011)

The average yield earned by the fund and the average yield based on interest rates credited to participants for the year ended December 31, 2009 was 3.008% and 4.190%, respectively. There was no change in the value of the fund’s investments for the year ended December 31, 2009 due to changes in the fully benefit-responsive status of the Stable Value Fund's investment contracts.

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

Investments in the PRIMCO Stable Value Fund at December 31, 2008 consisted of the following:

Contract Issuer	Security	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value

Wrapped portfolios:
Bank of America	Wrapper	AA-/Aaa		$64,138	$331,025
	INVESCO Multi-Manager Intermediate
	Government/Credit Fund		$16,318,847

ING	Wrapper	AA/Aa3		18,453	(69,869)
	INVESCO Multi-Manager Short-term Bond Fund		20,802,677

JPMorgan Chase	Wrapper	AA-/Aaa		39,403	407,936
	INVESCO Multi-Manager Core Fixed
	Income Fund		13,934,537

Monumental	Wrapper	AA/Aa3		2,739	(68,325)
	Cash on hand		51,333
	U.S. Treasury Notes		2,229,109

Pacific Life Insurance	Wrapper	AA/Aa3		16,626	(20,436)
	INVESCO Multi-Manager Short-term Bond Fund		18,700,255

State Street Bank	Wrapper	AA/Aa1		17,506	383,688
	INVESCO Multi-Manager Intermediate
	Government/Credit Fund		16,360,858

Short-term investments:
American Funds Group	Cash Management Trust of America	N/A	7,196,011	-	-
			$95,593,627	$158,865	$964,019

The average yield earned by the fund and the average yield based on interest rates credited to participants for the year ended December 31, 2008 was 5.235% and 3.574%, respectively. There was no change in the value of the fund’s investments for the year ended December 31, 2008 due to changes in the fully benefit-responsive status of the Stable Value Fund's investment contracts.

4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated November 24, 2009, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, continues to be qualified and the related trust remains tax exempt.

5. Nonexempt Transactions

In May 2010, the U.S. Department of Labor (DOL) performed an audit of the Plan for the years 2006-2009.  As a result, it was determined that certain plan expenses were paid from the Master Trust and the Plan in violation of the ERISA Act of 1974.  Upon notification of these findings, the Company agreed to reimburse the Master Trust and the Plan for those amounts plus lost earnings calculated in accordance with the DOL’s Voluntary Fiduciary Correction Program.  On May 14, 2010, the Master Trust and the Plan were reimbursed $5,819, including $3,044 of lost earnings.

6. Transfer of Pension Assets

On December 31, 2009, $5,079,078  of excess cash funds related to the dissolved Cameron International defined benefit plan were transferred into the Plan.  The funds will be used to reduce future employer contributions.

7. Subsequent Events

Effective March 17, 2010, the NATCO Group, Inc. Profit Sharing and Savings Plan was merged into the Plan.  In connection with the merger, assets of approximately $71,249,457 were transferred into the Plan.

In June 2010, all Plan participants were notified that the Plan sponsor has decided to change trustees.  Accordingly, in September 2010, all Plan assets will be transferred to the newly elected trustee.

The Plan Sponsor has evaluated subsequent events through June 29, 2010, which is the date these financial statements were filed with U.S. Securities and Exchange Commission.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the respective Forms 5500:

	December 31,
	2009	2008

Net assets available for benefits per the financial statements	$681,030,260	$468,057,401
Amounts allocated to withdrawing participants	(22,787)	(15,272)
Adjustment from contract value to fair value	3,904,932	(929,042)
Net assets available for benefits per Form 5500	$684,912,405	$467,113,087

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2009 to Form 5500:

Benefits paid to participants per the financial statements	$48,539,367
Amounts allocated to withdrawing participants at December 31, 2008	(15,272)
Amounts allocated to withdrawing participants at December 31, 2009	22,787
Benefits paid to participants per Form 5500	$48,546,882

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2009, but not yet paid as of that date.

The following is a reconciliation of the net investment income from the Cameron International Corporation Master Trust per the financial statements for the year ended December 31, 2009 to Form 5500:

Net investment income from the Cameron International Corporation Master Trust per the financial statements	$184,954,133
Adjustment from contract value to fair value at December 31, 2008	929,042
Adjustment from contract value to fair value at December 31, 2009	3,904,932
Net investment income from the Cameron International Corporation Master Trust per Form 5500	$189,788,107

Supplemental Schedule

Cameron International Corporation Retirement Savings Plan

Schedule G, Part III – Nonexempt Transactions

EIN:  76-0451843   PN: 003

Year Ended December 31, 2009

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party in Interest	(c) Description of Transaction	(e) Selling Price	(h) Cost of Asset	(i) Current Value of Asset	(j) Net Gain (Loss)

Cameron International Corporation	Plan Sponsor	Prohibited expenses paid out of Plan	$2,775	$2,775	$2,775	$-

Supplemental Schedule

Cameron International Corporation Retirement Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

EIN: 76-0451843 PN: 003

December 31, 2009

Identity of Issuer	Description of Investment	Current Value

*Cameron International Corporation Master Trust	Master Trust	$668,654,961

*Participant loans	Interest rates ranging from 4.29% to 10.55% with varying maturity dates	13,033,947
		$681,688,908

*Party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plans Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMERON INTERNATIONAL CORPORATION
RETIREMENT SAVINGS PLAN

/s/ Joseph H. Mongrain
By:  Joseph H. Mongrain
Member of the Plans Administration
Committee

Date:  June 29, 2010

Exhibit Index

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – MFR, P.C.